

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



24 February 2005





05007775

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 22 February 2005, Re: Change in Audit Committee;

2) General Announcement dated 22 February 2005, Re: Change in Boardroom; and

3) Financial Results Announcement dated 22 February 2005, Re: Second Quarterly Report for the financial period ended 31 December 2004.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

5/12



Form Version 2.0

Change in Audit Committee

Ownership transfer to AMSTEEL/EDMS/KLSE on 22-02-2005 06:33:08 PM
Reference No AA-050222-9EFC9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Amsteel Corporation Berhad
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Chan Poh Lan
* Designation	:	Secretary

* Date of change	:	22-02-2005
* Type of change	:	Resignation
* Designation	:	Member of Audit Committee
* Directorate	:	● Executive ○ Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Pee Kang Seng @ Lim Kang Seng
* Age	:	53
* Nationality	:	Malaysian
* Qualifications	:	Bachelor of Science (Honours) degree from the University of Glasgow, Scotland in 1976.
* Working experience and occupation	:	Joined the Lion Group in February 2001
* Directorship of public companies (if any)	:	Nil
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	Nil
* Composition of Audit Committee (Name and Directorate of members after change)	:	1. Tuan Haji Munajat bin Idris (Chairman) - Independent Non-Executive Director 2. Mr Tan Siak Tee (Member) - Independent Non-Executive Director
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	:	○ Yes ● No
* Reason (if NO)	:	The Board will appoint a new member to the Audit Committee in due course.
Remarks	:	

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

22 FEB 2005





Form Version 2.0

Change in Boardroom

Ownership transfer to AMSTEEL/EDMS/KLSE on 22-02-2005 06:33:08 PM
Reference No AA-050222-9EFCA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Date of change	:	**22-02-2005**
* Type of change	:	**Resignation**
* Designation	:	**Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Pee Kang Seng @ Lim Kang Seng**
* Age	:	**53**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Science (Honours) degree from the University of Glasgow, Scotland in 1976.**
* Working experience and occupation	:	**Joined the Lion Group in February 2001**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :
Mr Pee Kang Seng also resigned as Managing Director of the Company with effect from 22 February 2005.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

22 FEB 2005





Form Version 2.0

Financial Results

Reference No CU-050222-50793

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **12/31/2004**

* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* **Financial Year End** : **06/30/2005**

* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:


AMSTEEL2q05.xls


Amsteel-A(a).doc


LICB-A(b).rtf


SCB-A(c).rtf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 12/31/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	12/31/2004	12/31/2003	12/31/2004	12/31/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

22 FEB 2005

1	Revenue	87,260	754,515	179,746	1,335,089
2	Profit/(loss) before tax	-966	38,974	-9,772	33,468
3	Profit/(loss) after tax and minority interest	-5,293	8,204	-20,276	-18,227
4	Net profit/(loss) for the period	-5,293	8,204	-20,276	-18,227
5	Basic earnings/(loss) per share (sen)	-0.40	0.62	-1.52	-1.37
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.1000	0.1200

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 12/31/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 12/31/2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 12/31/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 12/31/2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	41,096	111,214	83,791	168,683
2	Gross interest income	7,238	0	12,672	9,805
3	Gross interest expense	46,477	50,403	90,178	100,070

Remarks :

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

22 FEB 2005



AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the Second Quarter Ended 31 December 2004

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2003 RM'000	CURRENT YEAR TO DATE 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003 RM'000
Revenue		87,260	754,515	179,746	1,335,089
Operating expenses		(55,541)	(624,777)	(110,766)	(1,177,500)
Other operating income		9,377	(18,524)	14,811	11,094
Profit from operations		41,096	111,214	83,791	168,683
Finance costs		(46,477)	(50,403)	(90,178)	(100,070)
Share in results of associated companies and joint-ventures		4,415	(21,837)	(3,385)	(35,145)
(Loss)/Profit before taxation		(966)	38,974	(9,772)	33,468
Taxation	17	(4,179)	(18,347)	(7,728)	(30,012)
(Loss)/Profit after taxation		(5,145)	20,627	(17,500)	3,456
Minority interests		(148)	(12,423)	(2,776)	(21,683)
Net (loss)/profit for the period		(5,293)	8,204	(20,276)	(18,227)
(Loss)/Earnings per share (sen):	25				
- Basic		(0.40)	0.62	(1.52)	(1.37)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment		697,305	714,114
Land and development expenditure		287,999	284,919
Investment properties		225,713	225,713
Associated companies		194,904	197,050
Interest in joint-ventures		31	31
Long term investments		1,349,878	1,291,918
Deferred expenditure		185	217
Goodwill on consolidation		49,428	58,193
Deferred tax assets		2,762	2,741
Current assets			
- Short term investments		78,682	95,767
- Inventories		90,552	87,761
- Land and development expenditure		184,919	180,755
- Trade receivables		96,252	86,921
- Other receivables, deposits and prepayments		475,156	624,898
- Deposits, cash and bank balances		139,606	146,749
		1,065,167	1,222,851
Current liabilities			
- Trade payables		58,960	62,684
- Other payables		396,070	440,060
- Short term borrowings	21	414,857	682,051
- Tax liabilities		30,401	30,813
		900,288	1,215,608
Net current assets		164,879	7,243
		2,973,084	2,782,139
Share capital		1,331,175	1,331,175
Reserves		(1,143,367)	(1,117,726)
Shareholders' funds		187,808	213,449
Minority interests		58,424	51,977
Long term borrowings	21	2,697,722	2,487,508
Deferred tax liabilities		20,958	20,815
Deferred payables		8,172	8,390
		2,973,084	2,782,139
Net tangible assets per share (RM)		0.10	0.12

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2004	1,331,175	230,188	197,201	569,375	(2,114,490)	213,449
Reserve on consolidation	-	-	-	(4,910)	-	(4,910)
Transfer from/(to) reserve	-	-	625	5,756	(6,381)	-
Translation loss on net equity of foreign subsidiary companies	-	-	-	(455)	-	(455)
Net loss for the period	-	-	-	-	(20,276)	(20,276)
Balance at 31 December 2004	1,331,175	230,188	197,826	569,766	(2,141,147)	187,808
Balance at 1 July 2003	1,331,175	230,188	224,612	575,126	(2,135,488)	225,613
Reserve on consolidation	-	-	-	(193)	-	(193)
Transfer from/(to) reserve	-	-	(24,763)	1,045	23,718	-
Provision for deferred tax on investment properties	-	-	(504)	-	-	(504)
Equity accounting for share of net assets of associated companies	-	-	-	(25,139)	-	(25,139)
Translation loss on net equity of foreign subsidiary companies	-	-	-	(3,551)	-	(3,551)
Net loss for the period	-	-	-	-	(18,227)	(18,227)
Balance at 31 December 2003	1,331,175	230,188	199,345	547,288	(2,129,997)	177,999

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003 RM'000
OPERATING ACTIVITIES		
(Loss)/Profit before tax	(9,772)	33,468
Adjustments for:		
Non-cash items (mainly depreciation and amortisation)	13,568	62,501
Non-operating items (mainly finance costs)	21,296	39,542
Operating profit before changes in working capital	25,092	135,511
Changes in working capital:		
Net changes in current assets	129,793	16,755
Net changes in current liabilities	(39,177)	78,247
Others (mainly tax paid)	(9,751)	(8,236)
	105,957	222,277
INVESTING ACTIVITIES		
Proceeds from disposal of investments	14,154	7,988
Others (mainly proceeds received from disposal of property, plant and equipment)	20,718	19,675
	34,872	27,663
FINANCING ACTIVITIES		
Bank borrowings	(340)	(29,325)
Redemption/repayment of Bonds and USD Debts	(144,578)	(41,297)
Withdrawal of deposits earmarked for Bonds and USD Debts redemption	2,605	2,990
Others (mainly interest paid)	(3,338)	(5,314)
	(145,651)	(72,946)
Net changes in cash and cash equivalents	(4,822)	176,994
Cash and cash equivalents at beginning of period	117,476	244,245
Cash and cash equivalents at end of period	112,654	421,239

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on the audit report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of ACB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date other than the partial redemption/repayment of its Bonds and USD Debts amounting to RM144.6 million.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the current financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Property	90,019	-	90,019	19,942
Investment holding	77,556	(21,201)	56,355	45,314
Plantation	4,992	-	4,992	1,388
Retail and distribution	4,363	-	4,363	382
Others	24,115	(98)	24,017	6,352
	201,045	(21,299)	179,746	73,378
Unallocated cost				(2,259)
Interest income				12,672
Finance costs				(90,178)
Share in results of associated companies and joint-ventures				(3,385)
Loss before taxation				(9,772)

9. Valuation of investment properties

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

	RM'000
Unsecured	
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contracts whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB is a former subsidiary company of the Group.

13. Review of performance

After divesting its retail operations, the Group recorded a lower revenue of RM179.7 million for the current financial year to date as compared to the preceding year corresponding period of RM1,335.1 million and correspondingly, lower profit from operations was registered for the period under review. Currently, property and investment holding segments are the main contributors to the Group's profits.

14. Comparison with the preceding quarter's results

Although lower revenue of RM87.3 million was recorded compared to the preceding quarter of RM92.5 million, the Group's loss before tax was lower at RM1.0 million as compared to RM8.8 million. The improvement was mainly due to better performance from the associated companies.

15. Prospects

The Group will continue to focus its resources towards improving its bottom line in the property development.

16. Profit forecast/profit guaranteed

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2003 RM'000	CURRENT YEAR TO DATE 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003 RM'000
Income tax				
Current year	2,613	15,989	5,496	25,097
(Over)/Under provision in prior years	(121)	17	(121)	17
Deferred tax	-	1,187	-	2,373
	2,492	17,193	5,375	27,487
Share in taxation of associated companies	1,687	1,154	2,353	2,525
	4,179	18,347	7,728	30,012

Provision for taxation for the current quarter and financial year to date is made even though the Group recorded a loss before tax mainly due to certain expenses which are not deductible for tax purposes and the non-availability of group relief where tax losses of certain companies of the Group cannot be set-off against the taxable profit of other companies of the Group.

18. Profit/(loss) on sale of unquoted investments and/or properties

	CURRENT YEAR QUARTER 31/12/2004 RM'000	CURRENT YEAR TO DATE 31/12/2004 RM'000
Loss on disposal of properties	-	921

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :

	CURRENT YEAR QUARTER 31/12/2004 RM'000	CURRENT YEAR TO DATE 31/12/2004 RM'000
Total sale proceeds	14,145	14,958
Total loss on disposal	(132)	(114)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	As at 31/12/2004 RM'000
At cost	190,993
At book value	140,556
At market value	144,409

20. Status of corporate proposals

Date of Announcement	Subject	Status
9.11.2004, 9.12.2004, 13.12.2004, and 27.1.2005	(i) Proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in LIP for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value of RM164.520 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH ("Purchaser") on completion; and	Approvals obtained from: (a) Foreign Investment Committee on 7.12.2004; (b) the land authorities on endorsement of title of Ipoh Parade and Seremban Parade on 23.11.2004 and 9.12.2004 respectively; and (c) Bank Negara Malaysia on 25.1.2005.
	(ii) Proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in LSP for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value of RM65.838 million to be adjusted for the net trade assets/liabilities to be taken over by the Purchaser on completion.	Pending approvals of: (a) the shareholders of the Company; (b) the Securities Commission; (c) the Lenders of the Company; and (d) any other authorities, if required.

Status of utilisation of proceeds from corporate proposals

Please refer to Note 26 (a) (ii).

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short term RM'000	Long term RM'000	Total RM'000
Bank borrowings			
Secured	52,909	509	53,418
Unsecured	37,825	-	37,825
	90,734	509	91,243
Bonds and USD Debts			
Secured	324,123	2,697,213	3,021,336
Total	414,857	2,697,722	3,112,579

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign currency '000	RM'000
Ringgit Malaysia		994,723
US Dollar	547,795	2,081,618
Chinese Renminbi	65,081	29,878
Others		6,360
		3,112,579

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

(i) *Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh* High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Claim upon being served with the Amended Statement of Claim. The matter is fixed for mention on 24 January 2005 before the High Court Judge to fix the hearing date. As there is no judge presiding in Ipoh High Court Number 1, the matter is now further adjourned to 26 April 2005 for case management.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

(ii) Tafco Development Sdn Bhd ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of the Company. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) *the third party charge to be cancelled and declared null and void; and*

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The hearing for an application by the Respondents to strike out the Original Petition on 14 December 2004 was adjourned and the matter is fixed for mention on 22 March 2005.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Original Petition.

(iii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

23. Changes in material litigations (cont'd)

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million:

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22 26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgement on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. A date to hear the matter has not been fixed.

The Directors have been advised that Ambang Maju has a defence to the claim.

(iv) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6 22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and nine (9) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is fixed for mention on 25 March 2005.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. (Loss)/Earnings per share

Basic

(Loss)/Earnings per share is calculated by dividing the Group's net (loss)/profit for the period by the weighted average number of ordinary shares in issue of 1,331.2 million.

Fully diluted

The fully diluted (loss)/earnings per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

(a) Status of the Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Completed before 2003	Subsequent to December 2003		
				Proceeds Received (Jan-Dec 04)	
			Concluded Sales Total	Current Quarter 2004	Year to date 2004
	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002					
Steel manufacturing assets	10.00	10.00	-	-	-
Warehouse	3.14	3.14	-	-	-
Equity interest in property holding company	38.73	38.73	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	-
Listed shares in industrial products company	25.86	-	25.86 ^	-	25.86
Listed shares	3.22	-	-	-	-
By December 2003					
Equity interest/assets in financial services company	74.32	42.25	-	-	-
Equity interest in retailing companies	127.47	-	127.47	-	127.47
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	40.78	15.13	-	-
By December 2004					
Leasehold land	4.86	11.83	-	-	-
Equity interest in retailing companies	315.45	-	315.45	115.43	125.79
Freehold land, property holding and shoplots in Parade	348.29	-	4.91	-	-
By December 2005					
Equity interest in retailing companies	12.87	-	12.87	-	-
Hotel and freehold land	240.71	-	-	-	-
By December 2006					
Equity interest in retailing companies	93.23	-	12.52	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	-	206.11	-	-
Total	2,590.54	216.73	720.32	115.43	279.12

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

^ The sale formed part of the disposal of ordinary shares in Lion Corporation Berhad.

26. Conditions imposed by Securities Commission ("SC") Pertaining to the GWRS (cont'd)

(a) Status of the Proposed Divestment Programme ("PDP") (cont'd)

(ii) *Transactions completed during the previous financial year and utilisation of the divestment proceeds received*

	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
1. Disposal by Shanghai Lion Food Industry Co Ltd of a factory building for a cash consideration of approximately RM12.85 million			
(i) Estimated expenses	2.79	2.79	-
(ii) Redemption/repayment of ACB Bonds and USD Debts	10.06	7.62	2.44
	12.85	10.41	2.44
2. (a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share; and			
(b) The entire equity interest in the Parkson retail group for an aggregate consideration of RM364.23 million and the settlement of inter company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks.			
(i) Estimated expenses	1.62	0.65	0.97
(ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	477.28	216.13
	695.03	477.93	217.10

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
3. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to SCB Developments Berhad ("SCB Dev") (now known as Boustead Properties Berhad) comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner:			
(i) RM10.00 million in cash; and			
(ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in SCB Dev valued at RM4.50 each.			
Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	37.49	@ 76.51

Notes:

@ *The unutilised portion is represented by SCB Dev shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

(iii) Plans to overcome any projected shortfall

The Group has announced the proposed disposals of LIP and LSP which owned the Ipoh Parade and Seremban Parade respectively in Note 20. The Group will continue to actively seek potential buyers for the assets/companies under its PDP.

(b) Issues Affecting the Joint-Venture Companies in the People's Republic Of China ("PRC")

Please refer to Appendix A.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (PRIOR TO THE DISPOSAL OF THE JOINT-VENTURE COMPANIES TO LION DIVERSIFIED HOLDINGS BERHAD ON 1 JUNE 2004)

a) **Affecting Amsteel Corporation Berhad ("Amsteel")**

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 14 February 2005
1.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%) *	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate has been issued and the Management of ACB Group is liaising very closely with LFXR to register the LUR certificate in the name of the JV Co. The JV Co expects to procure the registration by 28 February 2005. The Management of the ACB Group will closely monitor the development and will endeavour to resolve this issue within the aforesaid time.
2.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%) *	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	In addition to SHC's letter dated 20 February 2004 confirming that the JV Co. may use the POR pending the said transfer, SHC's holding company, Zong Fu Industrial (Group) Co Ltd ("ZFI") had confirmed that SHC had purchased the building from ZFI and that SHC has the right to exercise all rights as the owner of the building including leasing and operation of the building. This issue is now resolved.

* *As from 1 June 2004, these JV Cos became the subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Cos ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

b) Affecting Lion Industries Corporation Berhad ("LICB")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 14 February 2005
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOC in Beijing through the provincial MC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The business of THM is encouraged under the Foreign Investment Catalogue of the PRC and needs only the approval of Tianjin MOC. The issue is resolved.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

c) Affecting Silverstone Corporation Berhad ("SCB")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 14 February 2005
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Party is in the process of effecting the transfer of the LUR and POR to the JV Co. and will endeavour to complete the transfer by 28 February 2005. The Management of the SCB Group will closely monitor the development and will endeavour to resolve this issue within the aforesaid time.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

c) Affecting Silverstone Corporation Berhad ("SCB") (cont'd)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 14 February 2005
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOC to apply for endorsement from the MOC in Beijing. By an agreement dated 2 February 2005, the SCB Group proposes to dispose of its 55% interest in Dong Feng to the PRC Party, Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory). The said agreement is now pending fulfilment of conditions precedent before the parties could proceed to complete the transaction.